EXHIBIT 99.1

Almaden Infill Hole Hits 40.00 M of 4.00 g/t Gold and 35.1 g/t Silver Within the PFS Pit

VANCOUVER, British Columbia, Oct. 24, 2018 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is pleased to announce assay results from infill drilling that has been part of Almaden’s feasibility study field work program carried out over the last 12 months within the resource and mine plan area at the Company’s Ixtaca project, Mexico. Results herein are from infill holes targeting high grade volcanic units at the southeast end of the deposit within the Pre-Feasibility Study (“PFS”) pit.  The drill holes confirmed the continuation of the high-grade zone of mineralization.  Highlights include the following intercepts:

Hole TU-18-543           SECTION 11025 EAST Az. 150, Dip -45
127.40 meters @ 1.15 g/t Au and 17.6 g/t Ag
Including          34.50 meters @ 2.08 g/t Au and 47.4 g/t Ag

Hole TU-18-544           SECTION 11025 EAST Az. 150, Dip -35
145.50 meters @ 1.83 g/t Au and 14.4 g/t Ag
Including          40.00 meters @ 4.00 g/t Au and 35.1 g/t Ag
Including          5.10 meters @ 11.63 g/t Au and 86.8 g/t Ag

Hole TU-18-545           SECTION 11025 EAST Az. 150, Dip -90
15.00 meters @ 0.79 g/t Au and 6.1 g/t Ag

Hole TU-18-546           SECTION 10975 EAST Az. 150, Dip -30
99.50 meters @ 0.68 g/t Au and 5.4 g/t Ag
Including          44.00 meters @ 1.12 g/t Au and 6.3 g/t Ag

Hole TU-18-547           SECTION 10975 EAST Az. 150, Dip -30
174.50 meters @ 0.77 g/t Au and 7.8 g/t Ag
Including          35.85 meters @ 1.17 g/t Au and 14.1 g/t Ag
Including          18.00 meters @ 1.46 g/t Au and 7.0 g/t Ag

Hole TU-18-548           SECTION 10975 EAST Az. 150, Dip -53
139.08 meters @ 1.58 g/t Au and 16.8 g/t Ag
Including          60.58 meters @ 2.75 g/t Au and 23.4 g/t Ag
Including          28.50 meters @ 4.33 g/t Au and 33.6 g/t Ag

Hole TU-18-549           SECTION 10975 EAST Az. 150, Dip -90
111.50 meters @ 0.55 g/t Au and 14.8 g/t Ag
Including          37.00 meters @ 0.89 g/t Au and 11.8 g/t Ag

Hole TU-18-550           SECTION 10975 EAST Az. 330, Dip -60
131.50 meters @ 1.51 g/t Au and 49.1 g/t Ag
Including          21.00 meters @ 7.50 g/t Au and 57.0 g/t Ag
Including          9.70 meters @ 15.18 g/t Au and 103.8 g/t Ag
Including          11.50 meters @ 1.07 g/t Au and 89.4 g/t Ag

J.D. Poliquin, chairman of Almaden stated, “The infill results further confirm the continuity of the Ixtaca resource within the PFS pit and the significant grades that can be associated with mineralisation in the volcanics.  Our current focus is the completion of the feasibility study which we anticipate in 2018.”

About the Ixtaca Deposit Feasibility Program
The Company has selected independent engineers Moose Mountain Technical Services (“MMTS”) and SRK Consulting to lead the feasibility study (“FS”). The FS is nearly complete and is anticipated in 2018. The FS will incorporate the positive results of ore sorting tests that were reported on July 16, 2018, as well as several other opportunities that were identified in the FS work program. As reported previously, Almaden is also in the final stage of preparing an Environmental Impact Assessment (Manifiesto de Impacto Ambiental or “MIA”) for Ixtaca, and is incorporating the most recent updates contained in the FS, into the MIA. Almaden expects to submit the MIA this year.

About the Ixtaca Drilling Program and the Ixtaca Zone
The Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes (“basement rocks”) with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The deposit is accessed by paved road and is roughly 30 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

Qualified Person and Quality Assurance/Quality Control
Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re-analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Intervals that returned assays below detection were assigned zero values.  Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward- looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.comhttp://www.almadenminerals.com/

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
N
REFERENCE LINE CHEMALACO ZONE (NE-EXTENSION)
Section 50225N
Section 50150N
Section 50100N
Section 50050N
Section 50000N
CHEMALACO ZONE (NORTHEAST EXTENSION)
Section 49875N
Section 49825N
Section 49775N
2017 PFS PIT OUTLINE
IXTACA NORTH ZONE
MAIN IXTACA ZONE
REFERENCE LINE
Section 11025E
Section 10975E
Section 11150E
Section 11100E
Section 10950E
Section 10900E
Section 10850E
Section 10800E
Section 10750E
Section 10700E
Section 10650E
Section 10600E
Section 10550E
Section 10500E
Section 10450E
Section 10400E
Section 10350E
Section 10300E
Section 10250E
Section 10200E
Section 10150E
Section 10100E
SCALE
Legend
Assay results pending

Reference Line
2400m
2200m
2000m
1800m
CLAY ALTERED VOLCANICLASTICS
MINERALIZED VOLCANICLASTICS
2017 PFS Pit
TU-18-545
TU-18-543
TU-18-544

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
TU-18-543	49.00	176.40	127.40	1.15	17.6
including	135.50	170.00	34.50	2.08	47.4
including	156.00	161.50	5.50	4.44	226.9
TU-18-544	64.00	232.00	168.00	1.63	12.9
including	73.00	218.50	145.50	1.83	14.4
including	157.00	197.00	40.00	4.00	35.1
including	188.50	193.60	5.10	11.63	86.8
TU-18-545	34.00	103.02	69.02	0.37	3.1
including	41.00	56.00	15.00	0.79	6.1
including	45.50	48.50	3.00	1.16	9.4

Section 11025E
Looking 60 degrees (+/- 12.5m)

0m 150m

Reference Line
2400m
2200m
2000m
1800m
2017 PFS Pit
MINERALIZED VOLCANICLASTICS
CLAY ALTERED VOLCANICLASTICS
TU-18-546
TU-18-547
TU-18-548
TU-18-549
TU-18-550
Almaden Minerals NYSE MKT: AAU TSX: AMM
Section 10975E
Looking 60 degrees (+/- 12.5m)
0m
150m

Hole ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)
TU-18-546	72.00	171.50	99.50	0.68	5.4
including	115.50	159.50	44.00	1.12	6.3
TU-18-546	195.50	201.00	5.50	0.22	3.8
TU-18-547	55.00	229.50	174.50	0.77	7.8
including	114.85	150.70	35.85	1.17	14.1
including	114.85	124.80	9.95	1.32	30.2
including	211.50	229.50	18.00	1.46	7.0
including	211.50	213.75	2.25	5.23	19.0
TU-18-548	31.00	170.08	139.08	1.58	16.8
including	109.50	170.08	60.58	2.75	23.4
including	140.50	169.00	28.50	4.33	33.6
TU-18-549	24.50	136.00	111.50	0.55	14.8
including	29.00	66.00	37.00	0.89	11.8
including	29.00	39.50	10.50	1.16	19.5
TU-18-550	30.50	162.00	131.50	1.51	49.1
including	50.00	71.00	21.00	7.50	57.0
including	51.80	61.50	9.70	15.18	103.8
including	52.30	52.80	0.50	230.00	855.0
including	99.00	131.00	32.00	0.56	59.9
including	99.00	110.50	11.50	1.07	89.4